Exhibit 99.5

CONSENT OF EXPERT
February 22, 2024
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Jessy Thelland, do hereby consent to:
(1)the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's Quebec projects contained in the Company’s Management’s Discussion and Analysis for the three and twelve months ended December 31, 2023 (the “December 31, 2023 Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the December 31, 2023 Technical Information into (i) the Company’s Registration Statement on Form F-10 (333-272043) and (ii) the Company’s Registration Statements on Form S-8 (Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600), and any amendments thereto, filed with the SEC.

By:	/s/ Jessy Thelland
Jessy Thelland, géo
Eldorado Gold Corporation
Directeur Services Techniques

4830-3003-5893\1